The Gabelli Multimedia Trust Inc.

One Corporate Center

Rye, NY 10580-1422

April 8, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	The Gabelli Multimedia Trust Inc.

Request for Withdrawal of Filing of Amendment No. 3 to the Registration Statement on Form N-2

(Registration No. 333-173800)

Dear Ms. Hatch,

On behalf of the Gabelli Multimedia Trust Inc. (the “Fund”), and pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), we hereby make application to the Securities and Exchange Commission (the “Commission”), to withdraw the Fund’s Amendment No. 3 to the Registration Statement on Form N-2 (“Registration Statement”) filed on April 8, 2013, due to the fact that it was inadvertently filed as a pre-effective amendment when it should have been filed as a post-effective amendment.

The Registration Statement was transmitted and accepted by the Commission on April 8, 2013, (accession no. 0001193125-12-463328) on EDGAR form type, “N-2/A”, instead of form type “POS 8C.” No securities were sold in connection with this Registration Statement. Later that same day, the Fund re-filed its Registration Statement (accession no. 0001193125-13-145767) using the correct form type for post-effective amendments to form N-2: “POS 8C”.

If you have any questions or comments regarding this filing, please do not hesitate to contact me at (914) 921-8371.

Sincerely,

/s/ Agnes Mullady

Agnes Mullady

Treasurer and Secretary

of The Gabelli Multimedia Trust Inc.